Financial Results Overview for Three Months Ended March 31, 2008 (in US Dollars)

Revenues

For the three months ended March 31, 2008, total revenues amounted to $18.46 million, a decrease by $1.35 million, compared to $19.81 million for the same period of the prior year, representing a 6.84% decrease.

Of the total revenues of $18.46 million, the integrated contract revenue accounted for $16.67 million, a decrease by $2.03 million, compared to $18.70 million for the same period of the prior year, representing a 10.86% decrease. The March quarter end is a traditional slower season, and the serious snow and ice storms in southern China during January and February this year have impacted us and delayed the progress of some of our projects respectively. Such decrease has mainly resulted from a decrease of $3.85 million in industrial automation and control projects, offset with an increase of $1.73 million in system integration projects for subway systems. There were 1,054 contracts being performed during the current period compared to 763 for the same period of the prior year.

Of the $18.46 million of total revenues, $1.79 million related to product revenue, an increase of $0.68 million over the $1.11 million in product revenue for the same period of the prior year, a 60.68% increase.

Cost of revenues

For the three months ended March 31, 2008, the total cost of revenues amounted to $14.27 million, an increase by $0.48 million compared to $13.78 million for the same period of the prior year, representing a 3.51% increase. The increase was due to the facts that cost of product sold decreased by $0.26 million, and cost of integrated contracts increased by $0.74 million period over period.

The total cost of integrated contracts was $13.99 million for the three months ended March 31, 2008, compared to $13.25 million for the same period of the prior year, representing an increase of $0.74 million, or a 5.61% increase. The breakdown of such increase was as follow: a decrease of $0.64 million in other manufacturing expense, an increase of $0.79 million in cost of equipment and materials, and an increase of $0.6 million in labor cost. Such increase in the total cost of integrated contracts was resulted from the general increases in both labor and raw material costs in China.

As a percentage of integrated contract revenue, labor cost accounted for 11.88%, which increased from 7.39% for the same period of the prior year, cost of equipment and materials accounted for 52.54% compared to 42.63% for the same period of the prior year, due to higher cost of equipment imported for the system integration projects for subway systems. Other manufacturing expenses accounted for 19.53% compared to 20.83% for the same period of the prior year. The cost components of integrated contracts were determined and varied according to requirements of different customers.

Sales of products represent sales of spare parts (either self-made or purchased from vendors) to customers for maintenance and replacement purposes. The components of self-made products and outsourced products under the cost of product sold have varied significantly in different periods. As self-made products generally contribute higher margin than purchased products, a greater portion of self-made products will result in higher margin and lower cost of products sold. Cost of products sold for the three months ended March 31, 2008 was $0.28 million, a decrease of $0.26 million, compared to $0.54 million for the same period of the prior year.

Gross margin

For the three months ended March 31, 2008, as a percentage to total revenues, the overall gross margin was 22.70%, compared to 30.43% for the same period in the prior year, primarily because of the drop in gross margin for integrated contracts.

The gross margin for integrated contracts was 16.05% for the three months ended March 31, 2008 compared to 29.14% for the same period of the prior year. The decrease in gross margin was mainly due to different sales mix, as a higher proportion of system integration projects on subway systems which generated a lower margin of around 10%, which is much lower than the average margin level of about 30%.

Selling expenses

For the three months ended March 31, 2008, selling expenses were $1.65 million, an increase of 1.64%, or $0.03 million, compared to $1.62 million for the same period of the prior year. As a percentage to total revenues, selling expenses was 8.92% and 8.18% for the three months ended March 31, 2008 and 2007, respectively.

General and administrative expenses

General and administrative expenses amounted to $2.29 million for the three months ended March 31, 2008, an increase of $1.11 million compared to $1.18 million for the same period of the prior year, representing an increase of 93.99%. The increase in general and administrative expenses was mainly due to an increase in allowance for doubtful debts of $0.45 million, and an increase in corporate overheads of $0.67 million. As a percentage to total revenues, general and administrative expenses were 12.38% and 5.95% for the three months ended March 31, 2008 and 2007, respectively.

Research and development expenses

Research and development expenses were presented at a net basis on the statement of income as nil for the three months ended March 31, 2008 and 2007, respectively. Gross research and development expenses amounted to $1.18 million and $0.91 million for the three months ended March 31, 2008 and 2007, respectively. The gross research and development expenses were offset against subsidy income of $1.18 million and $0.91 million for the three months ended March 31, 2008 and 2007, respectively. As a percentage to total revenues, gross research and development expenses were 6.39% and 4.61% for the three months ended March 31, 2008 and 2007, respectively.

Income (loss) from operations

Income from operations decreased by $2.96 million, or 91.54%, from $3.23 million for the three months ended March 31, 2007 to $0.27 million for the three months ended March 31, 2008, mainly due to the decrease in gross margin and lower revenue level. As a percentage to total revenues, the operating income for the three months ended March 31, 2008 was 1.48% compared to 16.30% for the same period in the prior year. The drop in income from operations as a percentage of total revenues was mainly due to the decrease in gross margin level.

Interest expenses, net

For the three months ended March 31, 2008, net interest expenses decreased by $0.75 million, or 79.05%, from $0.95 million for the same period of the prior year to $0.20 million, as there was interest and amortization of discount on notes payable of $0.69 million incurred for the three months ended March 31, 2007. As a percentage to total revenues, the net interest expense for the three months ended March 31, 2008 was 1.07% compared to 4.78% for the same period of the prior year.

Subsidy income

Gross subsidy income received from the government for the three months ended March 31, 2008 amounted to $2.91 million, increased by $1.91 million as compared to $1.0 million for the three months ended March 31, 2007. Proceeds from subsidies used to offset gross research and development expenses amounted to $1.18 million and $0.91 million for the three months ended March 31, 2008 and 2007, respectively. The net amount of subsidy income were $1.73 million and $0.09 million for the three months ended March 31, 2008 and 2007, respectively, which was presented on the statement of income.

Income taxes expenses

For the three months ended March 31, 2008, the Company’s income tax expense was $(0.21) million, a decrease by $0.34 million as compared to $0.13 million for the same period of the prior year, mainly due to a deferred tax adjustment result in an income of $0.63 million.

Net income and Earnings per share

For the three months ended March 31, 2008, the Company’s net income amounted to $1.97 million or $0.05 per diluted share, a decrease by $0.3 million or $0.05 per diluted share as compared to $2.27 million or $0.10 per diluted share for the same period of the prior year. Such decrease was primarily due to the significant increase in the weighted average number of common shares after the re-domestication merger on September 20, 2007 and also due to a slight decrease in income.

Financial Results Overview for Nine months Ended March 31, 2008 (in US Dollars)

Revenues

For the nine months ended March 31, 2008, total revenues amounted to $89.57 million, an increase by $21.25 million, compared to $68.32 million for the same period of the prior year, representing a 31.10% increase.

Of the total revenues of $89.57 million, the integrated contract revenue accounted for $83.47 million, an increase by $18.46 million, compared to $65.01 million for the same period of the prior year, representing a 28.40% increase. The increase was primarily due to a greater number of integrated contracts being performed during the nine months ended March 31, 2008. There were 1,835 contracts being performed during that period compared to 1,508 for the same period of the prior year, a 21.68% increase. Such increase was mainly contributed by an increase in industrial automation and control projects of $6.74 million, and an increase in system integration projects for subway of $11.20 million.

Of the $89.57 million of total revenues, $6.10 million related to product revenue, an increase of $2.79 million over the $3.31 million in product revenue for the same period of the prior year, an 84.21% increase. Such increase reflects an increasing demand for the Company’s equipment and parts for customers’ maintenance and replacement purposes during the period.

Cost of revenues

For the nine months ended March 31, 2008, the total cost of revenues amounted to $64.35 million, an increase by $19.87 million compared to $44.48 million for the same period of the prior year, representing a 44.69% increase. The increase was due to the facts that cost of product sold increased by $0.49 million, and cost of integrated contracts increased by $19.38 million period over period.

The total cost of integrated contracts was $62.05 million for the nine months ended March 31, 2008, compared to $42.67 million for the same period of the prior year, representing an increase of $19.38 million, or a 45.43% increase. The breakdown of such increase was as follow: an increase of $0.58 million in other manufacturing expense, an increase of $18.23 million in cost of equipment and materials, and an increase of $0.57 million in labor cost.

As a percentage of integrated contract revenue, labor cost accounted for 5.20%, which slightly decreased from 5.80% for the same period of the prior year, cost of equipment and materials accounted for 55.35% compared to 43.02% for the same period of the prior year, due to higher cost of equipment imported for system integration projects for subway systems and a general increase in raw materials price level. Other manufacturing expenses accounted for 13.78% compared to 16.81% for the same period of the prior year. The cost components of integrated contracts were determined and varied according to requirements of different customers.

Sales of products represent sales of spare parts (either self-made or purchased from vendors) to customers for maintenance and replacement purposes. The components of self-made products and outsourced products under the cost of product sold have varied significantly in different periods. As self-made products generally contribute higher margin than purchased products, a greater portion of self-made products will result in higher margin and lower cost of products sold. Cost of products sold for the nine months ended March 31, 2008 was $2.30 million, an increase of $0.49 million, or 27.04%, compared to $1.81 million for the same period of the prior year.

Gross margin

For the nine months ended March 31, 2008, as a percentage to total revenues, the overall gross margin was 28.16%, compared to 34.90% for the same period in the prior year, primarily because of the drop in gross margin for integrated contracts.

The gross margin for integrated contracts was 25.66% for the nine months ended March 31, 2008 compared to 34.37% for the same period of the prior year. The decrease in gross margin was mainly due to different sales mix, as a higher proportion of system integration projects were for subway systems which generated a lower margin of around 10%, which is much lower than the average margin level of about 30%, and also with the general increase in raw materials costs.

Selling expenses

For the nine months ended March 31, 2008, selling expenses were $7.03 million, an increase of 23.45%, or $1.34 million, compared to $5.69 million for the same period of the prior year. As a percentage to total revenues, selling expenses was 7.85% and 8.33% for the nine months ended March 31, 2008 and 2007, respectively.

General and administrative expenses

General and administrative expenses amounted to $24.34 million for the nine months ended March 31, 2008, an increase of $19.44 million compared to $4.90 million for the same period of the prior year, representing an increase of 396.88%. The increase in general and administrative expenses was mainly due to a stock compensation expense on earn-out shares of $17.0 million, an increase in staff salaries and bonuses of $0.88 million, an increase in allowance for doubtful debts of $0.54 million, and an increase in legal and professional fees of $0.48 million. As a percentage to total revenues, general and administrative expenses were 27.18% and 7.17% for the nine months ended March 31, 2008 and 2007, respectively. Excluding the stock compensation expenses, general and administrative expenses as a percentage to total revenues would be 8.20% for the nine months ended March 31, 2008.

Pursuant to the stock purchase agreement under the redomestication merger, the Company will issue 2 million shares to the HollySys stockholders if the Company can achieve or exceed an after-tax profit of $23 million for the 12 months ended December 31, 2007. After-tax profit shall be computed using US GAAP and refers to the comprehensive income; provided that the computation shall exclude (i) any after-tax profits from any acquisition by the Company or its subsidiaries that involved the issuance of securities that has a dilutive effect on the holders of common stock of the Company, and (ii) any expenses related to the issue of the aforesaid shares. Management determined that the Company has achieved such earn-out target for the abovementioned period and the issuance of the earn-out shares is subject to Board approval. In accordance with SFAS 123R, the Company has accounted for the fair value of the aforesaid shares to be issued for the nine months ended March 31, 2008 as stock compensation expenses and $17.0 million was booked.

Research and development expenses

For the nine months ended March 31, 2008, the net research and development expenses were nil, compared to nil in the same period of the prior year. Gross research and development expenses amounted to $2.86 million and $3.86 million for the nine months ended March 31, 2008 and 2007, respectively. The gross research and development expenses were offset against subsidy income of $2.86 million and $3.86 million for the nine months ended March 31, 2008 and 2007, respectively. As a percentage to total revenues, gross research and development expenses was 3.19% and 5.65% for the nine months ended March 31, 2008 and 2007, respectively.

Income (loss) from operations

For the nine months ended March 31, 2008, income from operations decreased by $19.39 million, or 146.69%, from $13.22 million for the nine months ended March 31, 2007 to a loss of $(6.17) million, mainly due to the stock compensation expenses recognized. Excluding the $17.0 million stock compensation expenses, as a percentage to total revenues, the operating income for the nine months ended March 31, 2008 was 12.09% compared to 19.35% for the same period in the prior year. The drop in income from operations as a percentage of total revenues was mainly due to the decrease in gross margin.

Interest expenses, net

For the nine months ended March 31, 2008, net interest expenses increased by $2.02 million, or 106.26%, from $1.91 million for the same period of the prior year to $3.93 million. Such increase was due to an increase of $2.24 million in bridge loan interest and amortization of discount, and offset with a decrease of $0.21 million in bank interest expenses.

Subsidy income

Gross subsidy income received from the government for the nine months ended March 31, 2008 amounted to $7.09 million, decreased by $0.11 million as compared to $7.20 million for the nine months ended March 31, 2007. Proceeds from subsidies used to offset gross research and development expenses amounted to $2.86 million and $3.86 million for the nine months ended March 31, 2008 and 2007, respectively. The net amount of subsidy income were $4.23 million and $3.34 million for the nine months ended March 31, 2008 and 2007, respectively, which was presented on the statement of income.

Income taxes expenses

For the nine months ended March 31, 2008, the Company’s income tax expense was $0.69 million, a decrease by $0.49 million as compared to $1.18 million for the same period of the prior year. By excluding the stock compensation expenses of $17.0 million and nil for the nine months ended March 31, 2008 and 2007, and the interest and amortization of discount on notes payable of $3.24 million and $1.0 million respectively, the effective tax rate for the nine months ended March 31, 2008 would be 4.63%, as compared to 7.36% for the same period of the prior year.

Net income (loss) and Earnings (loss) per share

For the nine months ended March 31, 2008, the Company’s net loss amounted to $(7.50) million or $(0.22) per diluted share, a decrease by $19.35 million or $0.74 per diluted share as compared to a net income of $11.85 million or $0.52 per diluted share for the same period of the prior year. Such decrease was primarily due to the stock compensation expenses of $17.0 million and the increase of $2.24 million in amortization of discount and interest on notes payable.

Revenue Backlog

An important measure of the stability and growth of the Company’s business is the size of its backlog, which represents the total amount of unrecognized revenue associated with existing contracts. Any deferral of revenue recognition is reflected in an increase in backlog as of the end of current period. The backlog as of March 31, 2008 amounted to $153.66 million, representing an increase of 36.77%, compared to $112.35 million as of March 31, 2007.

Of the total backlog, the unrecognized revenue associated with new contracts signed in the current period was $95.16 million and the carry forward amount of the outstanding contracts from the prior year was $58.50 million, while the total backlog at March 31, 2007 comprised of $65.66 million from new contracts signed in that period, and $46.69 million from contracts carried forward from prior year, respectively.

The following table sets forth the information regarding the contracts won during the periods and backlog at the dates as indicated:

	For Fiscal years Ended June 30,			For Nine months Ended March 31
	2005	2006	2007	2007	2008
Number of new contracts won during the period	702	927	1,161	864	927
Total amount of new contracts (million)	$90.06	$117.17	$138.77	$110.74	$153.69
Average value per contract	$128,286	$126,397	$119,526	$128,173	$165,798

	As of June 30,			As of March 31,	As of March 31,
Backlog Situation:	2005	2006	2007	2007	2008
Contracts newly entered and unfinished (million)	$46.95	$54.95	$67.60	$65.66	$95.16
Contracts started in the prior year and unfinished (million)	$23.98	$31.80	$34.32	$46.69	$58.50
Total amount of backlog (million)	$70.93	$86.75	$101.92	$112.35	$153.66

As indicated above, both the amount of new contracts won and the amount of backlog have been increasing steadily during the past few years.

Accounts Receivable

Based on the prevailing collection practice in China, it is a reasonable expectation for enterprises in the automation industry to take over one year to collect billed amounts. The Company considers billed accounts receivable over one year as past due in line with its operations cycle. The components of accounts receivable were as follows:

	June 30,		March 31,
	2006	2007	2008
			(unaudited)
Billed accounts receivable	$25,776,682	$47,038,531	$60,414,770
Unbilled account receivable	42,912,201	43,170,940	42,700,765

	$68,688,883	$90,209,471	$103,115,535

The Company provides a bad debt provision based on the age of billed accounts receivable and factors surrounding the credit risk of specific customers. Management believes that the long-term relationships with customers and continuously providing services to them will minimize the risk of bad debts. Based on historical experience, the bad debt allowances are determined using a percentage method as follows

	Within 1 year	1-2 years	2-3 years	3-5 years	Above 5 years
Percentage	2%	5%	15%	50%	100%

The aging of billed accounts receivable and the corresponding bad debt provision as of March 31, 2008 and June 30, 2007, are as follows:

	Under 1 year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	5+ Years
03/31/08
Ending Balance	48,674,479	5,716,598	2,888,564	1,705,955	218,575	1,210,599
Percentage	80.57%	9.46%	4.78%	2.82%	0.36%	2.0%
Reported Bad Debt Provision	1,034,564	285,830	433,285	846,560	113,138	1,210,599

06/30/07
Ending Balance	37,634,850	4,008,102	3,325,697	1,105,508	255,006	709,368
Percentage	80.0%	8.52%	7.07%	2.35%	0.54%	1.51%
Reported Bad Debt Provision	728,921	200,405	517,726	552,754	127,503	709,368

Although these figures may seem optimistic based on western credit and payment practices, they are consistent with the experience that the Company has had in the PRC, where many accounts outstanding for extended periods are eventually paid. The Company also establishes additional bad debt provisions for individual customers if there is a deterioration of the customer’s credit worthiness, and if actual defaults in a current period are higher than the historical experience.

The Company includes any account balances that are determined to be uncollectible in the allowance for doubtful accounts. After all attempts to collect a receivable have failed or are deemed futile, the receivable is written off against the allowance.

The following table presents allowance activities in accounts receivable.

	June 30,		March 31,
	2006	2007	2008
			(Unaudited)
Beginning balance	$1,461,645	$1,751,247	$2,836,677
Additions charged to expense	664,282	1,086,169	1,419,128
Assumed on business combination	-	-	62,268
Recovery	(179,059)	-	-
Write-off	(195,621)	(739)	(394,097)

Ending balance	$1,751,247	$2,836,677	$3,923,976

Inventories
	June 30		March 31,
	2006	2007	2008
			(Unaudited)
Raw materials	$2,787,715	$$4,051,066	$12,084,752
Work in progress	1,503,618	4,772,607	4,019,965
Finished goods	3,915,887	5,412,551	9,210,673
Low value consumables	16,429	17,032	70,273
Provision	(392,807))	(345,976)	(424,702)

	$7,830,842	$$13,907,280	$24,960,961

Inventories are composed of raw materials and production consumables, work-in-process and finished products. Inventories are stated at the lower of cost or market value based on the weighted average method. The work-in-process represents the costs of projects which have been initiated in accordance with specific contracts and are not yet completed. The Company makes provisions for estimated excess and obsolete inventory based on its regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from its customers. The Company writes down inventories for non-saleable, excess or obsolete raw materials, work-in-process and finished products by charging such write-downs to cost of sales. In addition to write-downs based on newly introduced parts, statistics and judgments are used for assessing a provision on the remaining inventory based on sales ability and obsolescence.

The increase in raw materials during the period was attributable to the purchases of materials for the production of the Company’s LK series large-scale programmable logic controllers and other DCS products, with which the demand is expected to be increased in the coming quarters.

CONSOLIDATED BALANCE SHEET
(In US Dollars)
	June 30, 2007	March 31, 2008
		(Unaudited)
ASSETS

Cash and cash equivalents	$11,668,761	$68,681,422
Contract performance deposit in banks	3,524,317	5,645,803
Term deposit	853,915	713,063
Accounts receivable, net of allowance for doubtful accounts $2,836,677 and $3,923,976	87,372,794	99,191,559
Other receivables, net of allowance for doubtful accounts $111,329 and $181,721	2,856,404	5,576,175
Advances to suppliers	8,146,854	5,247,021
Inventories, net of provision $345,976 and $424,702	13,907,280	24,960,961
Prepaid expenses	74,404	43,414
Deferred income tax assets	-	456,435
Amounts due from related parties	-	3,110,308
Total current assets	128,404,729	213,626,161

Property, plant and equipment, net	17,332,953	26,448,538
Long term investments	9,192,888	10,050,294
Goodwill	-	99,439
Long-term deferred expenses	-	163,940
Total assets	$154,930,570	$250,388,372

LIABILITIES AND STOCKHOLDERS’ EQUITY

Short-term bank loans	$16,421,440	$7,843,697
Current portion of long-term loans	1,970,573	1,426,127
Notes payables, net of discount of $4,819,326 and $0	27,566,936	-
Accounts payable	22,309,829	23,330,568
Deferred revenue	11,620,046	19,094,299
Accrued payroll and related expense	6,959,187	5,951,957
Income tax payable	804,156	883,421
Warranty liabilities	2,126,569	2,753,103
Other tax payables	6,492,801	4,949,721
Accrued liabilities	3,905,481	8,044,575
Amounts due to related parties	768,781	1,387,010
Deferred tax liabilities	473,201	344,203
Tax effect on re-domestication	-	1,903,509
Total current liabilities	101,419,000	77,912,190

Long-term bank loans	3,284,288	7,130,633
Long-term bonds payable	-	11,409,013
Total liabilities	104,703,288	96,451,836

Minority interest	13,200,169	15,769,566

Preferred stock, par value $0.001 per share, 1,300,000 shares issued and outstanding	1,300	-
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 22,200,000 and 43,942,614 shares issued and outstanding	22,200	43,943
Additional paid-in capital	19,234,295	91,426,560
Appropriated earnings	8,768,174	8,768,174
Note receivable from the sole stockholder	-30,000,000	-
Retained earnings	35,127,764	27,632,341
Cumulative translation adjustments	3,873,380	10,295,952
Total stockholder’s equity	37,027,113	138,166,970
Total liabilities and stockholders' equity	$154,930,570	$250,388,372

CONSOLIDATED STATEMENT OF INCOME
(In US Dollars)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2007	2008	2007	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Integrated contract revenue	$18,698,757	$16,667,323	$65,011,587	$83,474,562
Products sales	1,114,488	1,790,719	3,308,911	6,095,325
Total revenues	19,813,245	18,458,042	68,320,498	89,569,887

Cost of integrated contracts	13,249,230	13,992,001	42,667,321	62,052,363
Cost of products sold	535,334	275,809	1,807,270	2,295,925
Gross profit	6,028,681	4,190,232	23,845,907	25,221,599

Operating expenses:
Selling	1,620,643	1,647,200	5,693,467	7,028,745
General and administrative	1,178,099	2,285,437	4,899,071	24,342,394
Research and development	-	-	-	-
Impairment loss	-	-	-	-
Loss on disposal of assets	62	(15,790)	31,061	23,586
Total operating expenses	2,798,804	3,916,847	10,623,599	31,394,725

Income from operations	3,229,877	273,384	13,222,308	(6,173,126)

Other income (expense), net	24,324	82,305	119,213	(36,998)
Interest expense, net	(946,221)	(198,224)	(1,905,443)	(3,930,190)
Investment income (loss)	250,473	108,387	258,765	471,662
Subsidy income	87,434	1,733,569	3,337,748	4,231,375
Income before income taxes	2,645,887	1,999,422	15,032,591	(5,437,277)

Income taxes expenses	128,446	(209,464)	1,179,566	685,012
Income before minority interest	2,517,441	2,208,886	13,853,025	(6,122,289)

Minority interest	252,747	240,400	1,994,851	1,373,134
Net income	$2,264,694	$1,968,486	$11,858,174	$(7,495,423)

Weighted average number of common shares	22,200,000	41,964,592	22,200,000	33,373,132
Weighted average number of diluted common shares	23,500,000	41,974,193	22,683,942	33,373,132
Basic earnings per share	$0.10	$0.05	$0.53	$(0.22)
Diluted earnings per share	$0.10	$0.05	$0.52	$(0.22)

Other comprehensive income:
Net income	$2,264,694	$1,968,486	$11,858,174	$(7,495,423)
Translation adjustments	577,263	3,225,628	1,786,218	6,422,572
Comprehensive income	$2,841,957	$5,194,114	$13,644,392	$(1,072,851)